UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36207 / June 8, 2026

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In the Matter of	:
	:
Precidian ETF Trust II	:
Precidian Funds LLC	:
	:
301 S State Street, Suite N002	:
Newtown, PA 18940	:
	:
(812-15766)	:
	:

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940

Precidian ETF Trust II and Precidian Funds LLC filed an application on April 25, 2025, and amendments to the application on July 30, 2025, December 23, 2025, February 6, 2026, and April 20, 2026 requesting an order to amend a prior order[1] under section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from sections 2(a)(32), 5(a)(1), and 22(d) of the Act and rule 22c-1 thereunder, and under sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and 17(a)(2) of the Act. The Prior Order permitted registered open-end investment companies that are actively managed exchange-traded funds (each an "ETF") to operate without providing full portfolio holdings transparency, subject to a requirement to offer a Creation Basket (as defined in the Notice (as defined below)) comprised of names and quantities of instruments that correspond *pro rata* to the ETF's portfolio holdings used to calculate the ETF's NAV for that day except for certain cash substitutions ("Pro Rata Basket").

Under the Prior Order, an ETF was permitted to offer a Creation Basket comprised of instruments that are not included in, or are included in different weightings than, the ETF's Pro Rata Basket (a "Custom Basket") subject to the condition that, on any day the ETF offers a Custom Basket, the Fund first publicly discloses an Optimized Basket and an Optimized Basket Overlap metric (each as defined in the Notice). The amended order permits an ETF to offer a

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[1] *See* Precidian ETFs Trust, et al., Investment Company Act Release No. 33440 (April 8, 2019) (Initial Notice) and Investment Company Act Release No. 33477 (May. 20, 2019) (Initial Order), subsequently amended in 2024. *See* Precidian ETFs Trust II, et al., Investment Company Act Release No. 35386 (Nov. 14, 2024) (2024 Notice) and Investment Company Act Release No. 35411 (Dec. 10, 2024) (2024 Order) (the Initial Order, as subsequently amended by the 2024 Order, the "Prior Order"). Foreside Fund Services, LLC agreed to be removed as an applicant in the amended application filed on December 22, 2025.

Custom Basket without disclosing an Optimized Basket and the Optimized Basket Overlap. The Amended Order also allows an ETF to substitute cash in lieu of an instrument that would otherwise be part of the ETF's Pro Rata Basket in instances in which the ETF or its investment adviser is restricted from transacting in that instrument.

On May 11, 2026, a notice of the filing of the application was issued (Investment Company Act Release No. 36145) (the "Notice"). The Notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested order is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Precidian ETF Trust II, *et al.*, (File No. 812-15766),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1) and 22(d) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.